                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February 2004

                        Commission File Number 000-50556

                        Viatel Holding (Bermuda) Limited
                (Translation of registrant's name into English)


                                 Inbucon House
                                   Wick Road
                             Egham, Surrey TW20 0HR
                                 United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F [X]               Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [   ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     Attached and incorporated by reference in this Form 6-K are a form of the Term Sheet for a proposed financing of Viatel Holding (Bermuda) Limited and the related Press Release.


          Exhibit No.      Description

          99.1             Term Sheet

          99.2             Press Release


                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.



                         By: /s/ Stephen Grist
                         _____________________

                         Name: Stephen Grist
                         Title: Chief Financial Officer


Date: February 9, 2004

                                 EXHIBIT INDEX


     Exhibit No.                 Description

     99.1                        Term Sheet

     99.2                        Press Release


                                                                    Exhibit 99.1


                        VIATEL HOLDING (BERMUDA) LIMITED

                             PRELIMINARY TERM SHEET




ISSUER:                       Viatel Holding (Bermuda) Limited (the "Company").

ISSUE: 8% Convertible Senior Secured Notes Due 2014 (the "Notes," and the purchase of the Notes, the "Investment").

INVESTMENT AMOUNT:            US$50 million. Consideration is being given to a
                              total Investment Amount of US$60 million.

PURCHASERS (AND AMOUNT        Morgan Stanley & Co. Incorporated (US$33.65
TO BE PURCHASED):             million) ("Morgan Stanley") and Ahab Capital
                              Management, Inc. (US$3.35 million), CFSC Wayland
                              Advisers, Inc. (US$3 million) and Varde Partners,
                              Inc. and certain affiliated entities (US$10 million) (collectively, the "Minority Investors" and, together with Morgan Stanley, the "Investors").

                              In conjunction with its ownership of Notes, each Investor shall, at all times during which it is a Noteholder, own at least one Ordinary Share (as defined below).(1)

DOCUMENTATION:                o  Investment Agreement by and among the Company
                                 and the Investors.

                              o Newly issued debt securities evidencing the Notes, along with related and ancillary agreements and instruments (including, as appropriate, an indenture and pledge, guarantee and security agreements as contemplated below).

                              o  Registration Rights Agreement.

                              o  Bye-Law Amendments as contemplated below.

                              o  Shareholders Agreement.


--------
(1) Note: This provision will not be applicable if a new class of ordinary shares is created and issued to the Investors in connection with the transaction.

INTEREST:                     8% per annum, compounded semi-annually and payable
                              semi-annually in additional Notes or, at the option of the Company, in cash.

MATURITY DATE:                Tenth anniversary of issuance.

PAYMENT AT MATURITY:          The outstanding principal amount under the Notes,
                              along with any accrued and unpaid interest, will be payable in its entirety on the Maturity Date.

CONVERSION:                   The Notes will be convertible, at the option of
                              the Noteholder, into ordinary shares of the Company, par value US$0.01 per share (the
                              "Ordinary Shares"):

                              (1) upon the occurrence of a "Liquidity Event" (as defined herein); or

                              (2) if no Liquidity Event has occurred prior to such time, from and after the ninth anniversary of the closing date.

                              Notes and accrued and unpaid interest thereon may be converted in whole or in part, at a conversion price (the "Conversion Price"):

                              (1)  determined by reference to the schedule
                                   attached as Annex A, in the case of
                                   conversion upon the occurrence of a Liquidity Event (other than a Liquidity Event described in clause (6) of the definition of Liquidity Event); and

                              (2) in the case of conversion in the absence of a Liquidity Event, or in the event of a Liquidity Event described in clause (6) of the definition of Liquidity Event, equal to US$0.75 (the "Base Conversion Price"). The Base Conversion Price shall also apply in the context of any other reference to a conversion price to be applied prior to a Liquidity Event (e.g., for determining beneficial ownership of Ordinary Shares into which Notes may be converted).


LIQUIDITY EVENTS              Liquidity Events shall include the following:

                              (1) if (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act")), other than one or more Original Holders (which will be defined in the Investment Agreement to include the Investors and their Affiliates), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of an event, including all Ordinary Shares issuable upon conversion of the Notes), directly or indirectly, of more than 50% of the total voting power of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purpose of this clause, such person shall be deemed to beneficially own any voting stock of the Company held by an entity, if such person "beneficially owns" (as defined above), directly or indirectly, more than 50% of the voting power of such entity) and (B) the Original Holders beneficially own (as defined above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Company (or such successor) than such other person (for the purposes of this clause, such other person shall be deemed to beneficially own any voting stock of a specified entity held by an entity, if such other person "beneficially owns," directly or indirectly, more than 50% of the voting power of such parent entity and the Original Holders "beneficially own," directly or indirectly, in the aggregate a lesser percentage of the voting power of such entity). In this event, the Board of Directors of the Company will determine the Fair Market Value of the Company.

                              (2)  if:

                                   (A)  any "person" (as defined above)

                                        (x) other than, or

                                        (y) if, no later than 60 business days
                                        following the Event Date (as defined
                                        below), the Board of Directors of the
                                        Company (with the Directors that are
                                        affiliated with Noteholders abstaining)
                                        notifies the Noteholders that it desires such event to be a Liquidity Event, including any of the Original Holders, is or
                                        becomes the beneficial owner (as defined above, except that solely for purposes of this clause (2) such person shall be deemed not to have "beneficial ownership" of any shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of an event, through conversion of the Notes), directly or indirectly, of more than 35% of the outstanding Ordinary Shares of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purpose of this clause, such person shall be deemed to beneficially own any voting stock of the Company held by an entity, if such person "beneficially owns" (as defined above), directly or indirectly, more than 35% of the voting power of such entity) (the date of such event or occurrence being referred to herein as the "Event Date"); and

                                   (B)  in either such case, holders of a
                                        majority in principal amount of the
                                        Notes agree in writing (within 60
                                        business days following receipt of
                                        written notice of the Event Date,
                                        together with notice of the proposed
                                        Conversion Price) that such event shall
                                        be deemed a Liquidity Event.

                              (3)  the adoption by the shareholders of the
                                   Company of a plan or proposal for the
                                   liquidation or dissolution of the Company, provided that holders of a majority in principal amount of the Notes then outstanding agree in writing (no later than 20 business days following receipt of written notice of adoption of such plan or proposal) that such event shall be deemed a Liquidity Event;

                              (4) consummation of a scheme of arrangement, reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of the assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination,
                                   (A) all or substantially all of the
                                   individuals and entities that were the
                                   beneficial owners of the Ordinary Shares (or of options, warrants, rights or other securities convertible into or exercisable for Ordinary Shares) of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than 67% of the then-outstanding voting power of the corporation resulting from such Business Combination in substantially the same proportion as their ownership immediately prior to such Business Combination of the outstanding Ordinary Shares (or options, warrants, rights or other securities convertible into or exercisable for Ordinary Shares) of the Company and (B) no person (excluding any corporation resulting from such Business Combination or any employee benefit plan or related trust of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more (on a fully-diluted basis) of the voting power of the corporation resulting from such Business Combination, except to the extent that such ownership existed prior to the Business Combination.

                              (5) if the Company effects a public offering for cash of an amount of its Ordinary Shares equal to at least 20% of the Ordinary Shares of the Company and, following such offering, the Ordinary Shares of the Company are registered with the U.S. Securities and Exchange Commission pursuant to the Exchange Act or traded either on a U.S. or foreign securities exchange or in the National Association of Securities Dealers Automated Quotation System.

                              (6) there occurs an Event of Default or an Event of Default is threatened by the Company, provided that holders of a majority in principal amount of the Notes then outstanding agree in writing (within 20 business days following receipt of written notice thereof) that such event shall be deemed a Liquidity Event.

COMPANY EXCHANGE RIGHT        At any time

                              (A) prior to the date that a majority of the initial principal amount of the Notes has been converted into Ordinary Shares (the "Conversion Date"), if (i) there has occurred a Liquidity Event and (ii) the Company has received written consent to the exchange of all Notes from the holders of a majority of the principal amount of the Notes outstanding and held by Investors at the time of the receipt of such consent; or

                              (B)  following the Conversion Date,

                              the Company shall be entitled, at its option and upon 30 days' prior written notice to holders of the Notes, to exchange the Notes in whole but not in part for Ordinary Shares at the then-applicable Conversion Price.

                              In the event of a change of control, as described below, the exchange right will not become effective until after the Noteholders have had the opportunity to sell their Notes to the Company pursuant to the Change of Control Put described below, unless the Board of Directors has determined in good faith that the aggregate applicable COC Put Price that would be received by Noteholders could not reasonably be considered to be equal to or greater than the aggregate value of the Ordinary Shares that would be received by such Noteholders upon such exchange.

VALUATION FOR CONVERSION      The Board of Directors shall determine the equity
PRICE CALCULATION             value of the Company in good faith based on
                              established practice and in accordance with the guidelines set forth in Annex B.

RANKING: Except as otherwise required by law, the Notes will be pari passu with the Accounts Receivable Facility (the "A/R Facility") to be entered into by the Company (with outstanding amounts not to exceed the lesser of US$3 million or 65% of "eligible receivables" (to be defined)) and senior to all other indebtedness for borrowed money and debt securities of the Company and its operating subsidiaries.

GUARANTEE AND SECURITY:       The Notes will be subject to guarantee and
                              security provisions satisfactory in all respects to the Investors. The Investors currently contemplate that, to the extent legally permissible, the Notes will be (a) guaranteed by all of the Company's operating subsidiaries (the
                              "Guarantors") and (b) secured by liens on substantially all of the assets of the Company and the Guarantors (including, as to the Company, a pledge of all of the issued and outstanding equity of the Guarantors but excluding the accounts receivable of the Company and of the Guarantors securing the A/R Facility). The Investors also contemplate that a security trustee will hold the security in trust for the Noteholders. The Company has presented for review by the Investors a proposed alternative structure.

VOTING RIGHTS:                Except as set forth below with respect to
                              "Increase in Number of Directors and Amendments to Bye-Laws" and "Covenants," holders of the Notes as such will have no voting rights. Holders of Ordinary Shares issued upon conversion of Notes will have the voting rights intrinsic to such Ordinary Shares.

INFORMATION RIGHTS:           The Company will furnish to each Noteholder, and
                              to each person that holds Ordinary Shares acquired upon exercise of the Notes (a "Qualified
                              Shareholder"):

                              (1) Prior to the time that a Trading Market (as defined below) exists, monthly management reports of the Company, in form and substance consistent with those reports currently furnished to directors, within 30 days after the end of each month;

                              (2) Annual consolidated (and, prior to the time that a Trading Market exists, non-consolidated) financial statements of the Company, audited by an internationally recognized accounting firm, within 120 days after the end of each fiscal year; and

                              (3)  Copies of all filings made under the
                                   securities laws of Bermuda, the United States and any other applicable jurisdiction, and copies of all filings made under the rules of any stock exchanges or other applicable self regulatory organizations, to the extent such filings are not otherwise promptly and readily available to the public.

                              A "Trading Market" will be deemed to exist if the Ordinary Shares are (i) registered under the Exchange Act or comparable securities laws of the United Kingdom and (ii) listed on the New York Stock Exchange or the London Stock Exchange or traded on the NASDAQ Standard 3 Marketplace, or are otherwise traded in a manner that has been determined to be a Trading Market by the Board of Directors of the Company with the consent of either (x) prior to the Conversion Date, holders of a majority in principal amount of the Notes outstanding at the time that such consent is given, or (y) following the Conversion Date, holders of a majority of the Ordinary Shares of the Company held by Qualified Shareholders.




CONFIDENTIAL INFORMATION      The Shareholders Agreement will contain customary
RECEIVED BY NOTEHOLDERS AND   restrictions on the disclosure by Noteholders and
QUALIFIED SHAREHOLDERS:       Qualified Shareholders of confidential information
                              regarding the Company. The Shareholders Agreement will further provide that any Noteholder or Qualified Shareholder that is eligible to receive confidential information and that intends to trade in securities of the Company shall be permitted to notify the Company of such intention and request that the Company cease to provide confidential information (other than Rule 144A information described below) to such Noteholder or Qualified
                              Shareholder.

TRANSFERABILITY:              The Notes and the Ordinary Shares into which the
                              Notes are converted may be transferred in transactions that are exempt from Securities Act registration under Rule 144A, subject to compliance with the Right of First Refusal described below. The Company will make available to qualifying purchasers for such transactions the information required to be made available to such purchasers under Rule 144A(d)(4).


                              The Ordinary Shares into which the Notes are converted will be transferable subject to any restrictions on transfer (including any rights of first refusal) that are or become generally applicable to holders of Ordinary Shares.

                              All transferees will be required to become parties to the Shareholders Agreement.

CHANGE OF CONTROL PUT:        Following any "change of control" of the Company
                              (to be defined in the final documentation), the Company shall be required to offer to repurchase each of the Outstanding Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, prorated to the date of repurchase (the "COC Put
                              Price").

                              Within 5 business days following a change of control, the Company shall mail a notice to each Noteholder stating:

                              (1) that a change of control has occurred and that such Noteholder has the right to require the Company to purchase such Noteholder's Notes at the purchase price stated above;

                              (2)  the repurchase date (which shall be no
                                   earlier than 30 days nor later than 60 days from the date such notice is mailed); and

                              (3) the procedures reasonably determined by the Company, consistent with the terms of the Notes and related documentation, that a holder must follow to have its Notes repurchased.

TAG-ALONG/DRAG-ALONG          Each Noteholder and each Qualified Shareholder
RIGHTS:                       will agree to be subject to tag-along rights in
                              favor of the other Noteholders and Qualified
                              Shareholders requiring: (1) in the event of a proposed transfer, in one or a series of related transactions (other than to an affiliate), by any Noteholder, or group of Noteholders, of Notes having a principal amount of at least US$10 million, all other Noteholders to have the ability to dispose of (on the same terms and conditions) a pro rata portion of such Noteholder's Notes, and
                              (2) at any time that a "Trading Market" does not exist, in the event of a proposed transfer, in one or a series of related transactions (other than to an affiliate), by any Qualified Shareholder of Ordinary Shares representing at least 10% of the outstanding Ordinary Shares of the Company (on a fully diluted basis), all other Qualified Shareholders to have the ability to dispose of (on the same terms and conditions) a pro rata portion of such Qualified
                              Shareholder's Ordinary Shares.

                              The Noteholders and Qualified Shareholders will also agree to be subject to drag-along rights in favor of the other Noteholders and Qualified Shareholders requiring:

                              (1) at any time that a "Trading Market" does not exist, in the event of a transfer, in one or a series of related transactions (other than to an affiliate), by one or more Qualified Shareholders of Ordinary Shares representing a majority of the outstanding Ordinary Shares of the Company (on a fully diluted basis), such Qualified Shareholders (if requested by such selling Investors) to sell (on the same terms and conditions) a pro rata portion of the Ordinary Shares owned by such Qualifed Shareholders; and

                              (2)  in the event of a transfer, in one or a
                                   series of related transactions occurring prior to the Conversion Date (other than transfers to an affiliate), by one or more Noteholder(s) of a majority of the then-outstanding principal amount of the Notes, such Noteholders (if requested by such selling Noteholders) to sell (on the same terms and conditions) a pro rata portion of the Notes owned by such Noteholders; provided, however, that if the purchase price for such "dragged-along" Notes in such transaction is less than the COC Put Price that would be payable if a Change of Control Put occurred on the date of the closing of such "drag-along" transaction (the "Minimum Price"), then the purchase price of such "dragged-along" Notes shall be increased so that it equals the Minimum Price.

RIGHT OF FIRST REFUSAL        Each Noteholder shall have a right of first
                              refusal if a Noteholder proposes to sell (a
                              "Selling Noteholder") any Notes to a non-affiliated third party (other than pursuant to an exercise of registration rights or pursuant to an exercise of tag-along or drag-along rights).

                              The Selling Noteholder(s) will send a notice (the "First Refusal Notice") of the transaction to all of the other Noteholders, including its good faith intention to transfer Notes to a bona fide third party, the identity and address of the third party, the proposed form of consideration, the number of Notes proposed to be sold, the proposed sale price and all other material terms of the transaction. Noteholders will have the ability to exercise their right of first refusal, on a pro rata basis based on the percentage of Notes held by all Noteholders other than the Selling Noteholder(s), within 10 business days from receipt of such notice. If the offer is undersubscribed, each Noteholder electing to exercise its right of first refusal shall be able to purchase a pro rata portion of the remaining Notes offered based on the percentage of Notes held by such electing Noteholder.

                              If there are any remaining Notes, the Selling Noteholder(s) may sell such Notes to the proposed third party within 120 days after the date by which the Noteholders must exercise their right of first refusal. The Selling Noteholders must sell such Notes at a price, for consideration and on terms no more favorable than those specified in the First Refusal Notice. However, any such sale shall be subject to the Transfer restrictions set forth in the Agreement. After such 120-day period, any Transfer of Notes will be again subject to a right of first refusal.

REGISTRATION RIGHTS:          The Company will enter into a Registration Rights
                              Agreement with each Investor with respect to the Notes and the Ordinary Shares into which the Notes can be converted. The Registration Rights
                              Agreement will provide that each Investor that has acquired Ordinary Shares upon conversion of Notes shall be entitled to demand registration, at the expense of the Company, of all or any portion of the Ordinary Shares held by such Investor:

                              (1) at any time that the Company is subject to the provisions of the Exchange Act, upon the request of Investors holding at least 10% of the Ordinary Shares, and

                              (2) at any time that the Company is not subject to the provisions of the Exchange Act, upon the request of Investors holding at least a majority of the outstanding Ordinary Shares.

                              The Registration Rights Agreement will provide that upon the request of holders of at least a majority of the original principal amount of the Notes, the Investors shall be entitled to demand one registration, and each Investor shall be entitled to include all of its Notes in such registration. Each Investor shall be entitled to demand no more than two registrations with respect to Ordinary Shares, and the Investors in the aggregate shall be entitled to demand no more than four registrations with respect to Ordinary Shares. Investors shall also have customary "piggy back" rights with respect to other registration statements filed by the Company. Transferees of the Notes will be considered Investors for these purposes.

INCREASE IN NUMBER OF         The Company's Board of Directors shall, in
DIRECTORS AND AMENDMENTS      accordance with Bye-Law 83, adopt a resolution
TO BYE-LAWS:                  increasing the number of Directors on the Board
                              from six to nine, such increase to be effective from and after the closing date. The newly created
                              Board vacancies will be filled by three Directors to be selected by the Investors. It is currently contemplated that two of the three Directors to be selected by the Investors (the "New Independent
                              Directors") shall have no affiliation to any of the Investors and shall otherwise qualify as independent.

                              In addition to the Bye-Law amendments that were approved by the Finance Committee of the Board of Directors and that are described in a proxy statement of the Company dated 19 November 2003 (the "November Amendments"), the Bye-Laws will be further amended to delete the proviso that was added to clause (5) of Bye-Law 97 pursuant to the November Amendments. The Bye-Laws will be further amended to provide that:

                              (1)  The number of Directors shall be nine;
                                   provided, however, that (x) at any time
                                   before the Conversion Date, shareholders who are holders of a majority of the then-outstanding principal amount of the Notes (the "Majority Noteholders") may by written notice to the Company demand, and (y) for a period commencing on the Conversion Date and ending on the date on which the Investors beneficially own less than an aggregate of 25% of the Ordinary Shares, holders of a majority of the then-outstanding Ordinary Shares held by Qualified Shareholders may by written notice to the Company demand, that the number of Directors be increased to any number up to 13, in which case the number of Directors shall be so increased and the (x) Majority Noteholders or
                                   (y) holders of a majority of the
                                   then-outstanding Ordinary Shares held by
                                   Qualified Shareholders, as the case may be and as described in paragraph (2) below, shall have an immediate power to appoint the additional Directors resulting from such increase.

                              (2) During the period commencing on the closing date and ending on the Conversion Date, the Majority Noteholders, and during the period commencing on the Conversion Date and ending on the date on which the Investors beneficially own less than an aggregate of 25% of the Ordinary Shares, holders of a majority of the Ordinary Shares held by Qualified Shareholders, will be entitled to designate, elect, remove and replace (the "Investor-Appointed Directors") a number of Directors that is equal to (x) the total number of

                                   Directors on the Board of Directors (as
                                   increased in accordance with paragraph (1) above) minus (y) the total number of Directors who are on the Board at that time that are not designated by the Investors in accordance with this section.

                              (3)  It shall not be necessary to elect the
                                   Investor-Appointed Directors by vote in a shareholders meeting. Until the Conversion Date, the Majority Noteholders shall instead have power to appoint Directors at any time and from time to time, in accordance with paragraph (2) above, and to remove any Directors so appointed by the Majority Noteholders, in each case by written notice to the Company secretary. (For these purposes, the two current directors that are affiliates of Morgan Stanley are deemed to be appointed by the Majority Noteholders, and the New Independent Directors referred to above are not deemed to be appointed by the Majority Noteholders.) For the period commencing on the Conversion Date and ending on the date on which the Investors beneficially own less than an aggregate of 25% of the Ordinary Shares, the Qualified Shareholders shall have the power to appoint Directors at any time and from time to time, in accordance with paragraph (2) above, and to remove any Directors so appointed or appointed by the Majority Noteholders, in each case by written notice to the Company secretary.

                              (4) Effective from and after the Conversion Date, in addition to matters otherwise subject to approval by resolution at a general meeting of shareholders, the following actions will require the prior approval of a majority of the votes of Ordinary Shares cast at a shareholder meeting or the approval by written consent of a majority of the Ordinary Shares without a shareholder meeting:

                                   (a)  Any offer, sale or issuance of any debt
                                        or equity securities of the Company or
                                        any of its subsidiaries, other than:

                                        (i)  the issuance of Ordinary Shares
                                             upon (A) conversion of the Notes or
                                             (B) exercise of options outstanding
                                             under the equity compensation plan
                                             of the Company (the "Equity Plan")
                                             that is in effect as of the closing
                                             date, that is reasonably acceptable
                                             to the Investors; or

                                        (ii) the entry into the A/R Facility;

                                   (b)  Any repurchase or redemption of equity
                                        securities of the

                                        Company or any of its subsidiaries, or
                                        declaration or payment of any dividend
                                        on the Company's or any subsidiary's
                                        equity securities (other than dividends
                                        to the Company from direct or indirect
                                        wholly owned subsidiaries) or any
                                        increase in the number of shares
                                        reserved under the Company's option
                                        plans;

                                   (c)  Incurrence by the Company or any of its
                                        subsidiaries of indebtedness for
                                        borrowed money, or guarantees by the
                                        Company or any of its subsidiaries of
                                        indebtedness for borrowed money, that
                                        would cause the consolidated
                                        indebtedness of the Company and its
                                        subsidiaries to exceed the sum of
                                        amounts that would be permitted under
                                        the A/R Facility and the then-
                                        outstanding principal amount of the
                                        Notes; or the repayment of the
                                        outstanding indebtedness of the Company
                                        or any of its subsidiaries other than in accordance with the terms thereof;

                                   (d)  Transactions between the Company or any
                                        subsidiary, on the one hand, and any
                                        affiliate of the Company or any
                                        subsidiary (other than the Company or
                                        any other subsidiary), on the other
                                        hand, other than compensation of
                                        directors, officers and employees that
                                        has been approved by the Board of
                                        Directors (in the case of directors and
                                        executive officers) or pursuant to Board approved plans (in the case of other employees);

                                   (e)  Any merger, consolidation,
                                        recapitalization, reorganization,
                                        liquidation or dissolution of the
                                        Company or any subsidiary (other than
                                        any such transaction involving solely an internal reorganization) or any other transaction involving the sale, transfer or other disposition of all or any substantial portion of the assets of the Company or any of its subsidiaries;

                                   (f)  Any sale, lease, transfer or other
                                        disposition or transfer of assets of the Company or any subsidiary, in one or a series of related transactions, having a value in excess of US$1 million individually or US$5 million in any fiscal year;

                                   (g)  The grant by the Company or any of its
                                        subsidiaries of a security interest in
                                        any assets, including any pledge, except for Permitted Liens (to be defined in the final documentation);

                                   (h) Any acquisition by the Company or any of its subsidiaries of assets, in one or a series of related transactions, having a value in excess of US$2 million;

                                   (i)  Hiring or firing the Company's chief
                                        executive officer;

                                   (j)  Any amendment to the Company's Bye-Laws
                                        or Memorandum of Incorporation;

                                   (k) Any changes to the size of the Company's board of directors (other than as contemplated above); and

                                   (l)  Any capital expenditures exceeding US$2
                                        million individually or in excess of
                                        US$6 million in any fiscal year.

                              As amended, the Bye-Laws will be in the form attached as Annex C hereto.(2)

SHAREHOLDERS AGREEMENT        The Investors and all of their transferees shall
                              enter into a Shareholders Agreement that will provide, among other things, that:

                              (1) at any time (x) prior to the Conversion Date that one Investor, together with such Investor's affiliates (collectively, the "Majority Investor"), holds at least a majority of the outstanding principal amount of the Notes, a majority of the outstanding principal amount of the Notes held by Investors excluding the aggregate principal amount of the Notes held by the Majority Investor shall be sufficient to cause the designation, election, removal and replacement of two of the Investor-Appointed Directors (which directors shall be identified at the time of the initial appointment, and are referred to herein as the "Minority Directors"), and (y) from and after the Conversion Date (and until such time as the Minority Investors collectively beneficially own less than 10% of the Ordinary Shares of the Company) that one Investor, together with such Investor's affiliates holds at least a majority of the outstanding Ordinary Shares, the Minority Investors may cause the designation, election, removal and replacement of such Minority Directors; and

                              (2) prior to the occurrence of a Liquidity Event, any Original Holder that owns more than 35% of the Ordinary Shares shall vote all Ordinary Shares owned by such Original Holder in a manner that is proportionate to the voting of holders of the remaining Ordinary Shares.

OBSERVER RIGHTS               Until such time as the Minority Investors
                              collectively beneficially own less than 10% of the Ordinary Shares of the Company, each

--------
(2) Annex C to be provided subsequently, but to reflect the terms described above.

                              of the Minority Investors shall have the right to appoint one non-voting representative who shall be allowed to attend all meetings of the Company's Board of Directors. The Minority Investors and their representatives shall sign customary confidentiality agreements.

ANTI-DILUTION PROVISIONS:     The instruments governing the Notes will include
                              anti-dilution adjustments to the Conversion Price, including without limitation, upon the occurrence of:

                              (1) issuances by the Company of Ordinary Shares or options, warrants, rights or other securities convertible into or exercisable for Ordinary Shares, or of securities convertible into or exercisable for preferred shares having economic terms similar to Ordinary Shares ("Ordinary Equivalents"), other than exercises of stock options granted by the Company pursuant to the Equity Plan;

                              (2)  any stock split, reclassification,
                                   subdivision, combination other redistribution or reclassification of Ordinary Shares or of Ordinary Equivalents;

                              (3)  declaration of any dividend or other
                                   distribution to holders of the Ordinary
                                   Shares (including distributions of cash, evidences of the Company's indebtedness and of any class or series of capital stock or other property) or to holders of options, warrants, rights or other securities convertible into or exercisable for Ordinary Shares or to holders of Ordinary Equivalents; or

                              (4) any repurchase of Ordinary Shares, or of options, warrants, rights or other securities convertible into or exercisable for Ordinary Shares or of Ordinary Equivalents; or

                              (5)  the making by any person of a tender or
                                   exchange offer for Ordinary Shares, or for options, warrants, rights or other securities convertible into or exercisable for Ordinary Shares or for Ordinary Equivalents, at a price that is in the good faith judgment of the Board a premium to the market price.

PREEMPTIVE RIGHTS:            The Investors, Noteholders and Qualified
                              Shareholders shall have pro rata preemptive rights in the event of any sale or issuance of Ordinary
                              Shares or of options, warrants, rights or other securities convertible into or exercisable for Ordinary Shares or of Ordinary Equivalents, based on beneficial ownership (including with respect to Notes on as as-converted basis) of all Ordinary
                              Shares
                              owned or acquired as of the date of this term sheet (with respect to securities other than the Notes) and the date of the closing of the transactions contemplated hereby (with respect to Notes) by the Investors, except for issuances of Ordinary Shares upon conversion of the Notes and upon the exercise of employee stock options granted by the Company under the Equity Plan. For purposes of calculations of preemptive rights, the conversion price shall be (1) absent a Liquidity
                              Event, the Base Conversion Price; (2) if a
                              Liquidity Event has occurred, the conversion price determined with reference to Annex A hereto. The preemptive rights shall terminate effective on the date of the effectiveness of a Liquidity Event.

REPRESENTATIONS AND           The Investment Agreement will contain standard
WARRANTIES:                   representations and warranties, with
                              indemnification to survive for the later of one year following closing or three months after delivery of audited financials for 2004. The
                              Investment Agreement will also contain interim operating covenants similar to those set forth below.

COVENANTS:                    During the period commencing on the closing date
                              and ending on the Conversion Date, without the prior consent of a majority in aggregate principal amount of outstanding Notes, the Company will not, and will cause its subsidiaries not to:

                              (1)  offer, sell or issue any debt or equity
                                   securities of the Company or any of its
                                   subsidiaries, other than (A) the issuance of Ordinary Shares upon conversion of the Notes or exercise of options outstanding under the Equity Plan or (B) the entry into the A/R Facility. [Note: This may involve the creation of a new class of Company shares to be held directly by the Investors in proportion to their ownership of Notes.]

                              (2) Declare or pay any dividend on the Company's or any subsidiary's equity securities (other than dividends to the Company from direct or indirect wholly owned subsidiaries);

                              (3) Incur indebtedness for borrowed money, or extend guarantees of indebtedness for borrowed money, that would cause the consolidated indebtedness of the Company and its subsidiaries to exceed the sum of amounts that would be permitted under the A/R Facility and the then-outstanding principal amount of the Notes, or repay any outstanding indebtedness of the Company or any of its subsidiaries other than in accordance with the terms thereof;

                              (4) Engage in any transaction between the Company or any subsidiary, on the one hand, and any affiliate of the Company or any subsidiary (other than the Company or any other wholly owned subsidiary), on the other hand, other than compensation of directors, officers and employees that has been approved by the Board of Directors (in the case of directors and executive officers) or pursuant to Board-approved plans (in the case of other employees);

                              (5)  Engage in any merger, consolidation or
                                   reorganization of the Company or any
                                   subsidiary (other than any such transaction involving solely an internal reorganization) or any other transaction involving the sale, transfer or other disposition of all or any substantial portion of the assets of the Company or any of its subsidiaries;

                              (6) Sell, lease, transfer or otherwise dispose or transfer assets of the Company or any subsidiary, in one or a series of related transactions, having a value in excess of US$1 million individually or US$5 million in the aggregate in any fiscal year;

                              (7) Grant a security interest in any assets of the Company or any of its subsidiaries, including any pledge, except for Permitted Liens;

                              (8) Acquire assets, in one or a series of related transactions, having a value in excess of US$2 million;

                              (9) Replace the Company's chief executive officer with one or more persons not reasonably acceptable to the Noteholders;

                              (10) Change or amend the Company's Memorandum of
                                   Incorporation or Bye-Laws in a manner that adversely affects the rights of Note holders;

                              (11) Change the size of the Company's board of
                                   directors (other than as contemplated above under "Increase in Number of Directors and Amendments to Bye-Laws");

                              (12) Make any capital expenditures exceeding US$2
                                   million individually or in excess of US$6 million in any fiscal year; or

                              (13) Engage in other actions customarily
                                   restricted in a
                                   transaction of this nature.

EVENTS OF DEFAULT:            An Event of Default will occur if:

                              (1) The Company fails to pay an installment of interest within 3 days of the date on which the same becomes due and payable;

                              (2)  The Company fails to pay principal when due;

                              (3) The Company fails to comply with any material term, covenant or agreement contained in the Investment Agreement, the Notes or related documents and such failure remains uncured for 60 days after written notice thereof;

                              (4)  The Company becomes subject to any
                                   bankruptcy, insolvency, liquidation or
                                   similar proceeding; or

                              (5) Any guarantee or collateral ceases to be valid or perfected.

PREPAYMENT:                   The Notes will be prepayable at the option of the
                              Company at any time following the ninth
                              anniversary of the closing date; provided, however, that (i) the Company must provide written notice to the Noteholders no later than 20 days prior to exercising a prepayment right and (ii) in the event of a change of control prior to or in connection with such prepayment, the prepayment price will be the greater of the price set forth above and the COC Put Price that would be payable if the holders exercised the Change of Control Put described above on the date of prepayment. Giving of a notice of prepayment will not terminate the right of Noteholders to convert such Notes, at any time prior to the effectiveness of such prepayment, into Ordinary Shares.

CLOSING CONDITIONS:           The transaction is subject to the following
                              closing conditions:

                              (1) Satisfactory completion of due diligence on the Company and its subsidiaries (including business, legal, financial, accounting and tax) of a nature and scope satisfactory to the Investors in their sole discretion, and the Investors' satisfaction with the current business plan of the Company (in the form delivered to the Investors on January 27,
                                   2004), including the Company's progress with respect to the business plan, and the absence of any substantial expenditure or commitment of cash that is not contemplated by such business plan;

                              (2) A mutually satisfactory set of definitive agreements setting forth the terms contained in this Term Sheet and containing customary representations, warranties, indemnities, covenants, opinions and conditions;

                              (3) Amendment of the Bye-Laws of the Company as described herein, including receipt of all approvals of shareholders required to so amend the Bye-Laws;

                              (4) Receipt of all necessary corporate approvals (including due authorization of the issuance of the Notes);

                              (5) Receipt of any necessary third party and governmental consents, waivers and approvals;

                              (6) No material adverse change in the Company's assets, liabilities, business, condition (financial or otherwise), results of operations or prospects, or that in any other manner would be expected to adversely affect the interests of the Investors, from January 27, 2004;

                              (7) Execution and delivery by the Company and each of the officers of the Company named on Annex D hereto of employment agreements in form and substance that are satisfactory to the Investors;

                              (8) Receipt by the Board of Directors of the Company and its Financing Committee of a satisfactory fairness opinion from an independent financial advisor;

                              (9) Other customary closing conditions for a transaction of this nature, including receipt of satisfactory legal opinions from Company counsel and satisfaction by the Investors with the guarantee and security provisions of the investment.

AMENDMENTS:                   Amendments to the Investment Agreement will
                              require the written consent of:

                              (1) in the event of amendments occurring prior to the closing, Investors representing a majority in principal amount of the Notes to be purchased pursuant to the Investment Agreement;

                              (2)  in the event of amendments occurring
                                   following the closing and prior to the
                                   Conversion Date, Noteholders representing a majority in principal amount of the Notes then outstanding; and

                              (3)  in the event of amendments occurring
                                   following the Conversion Date:

                                   (a)  to the extent the proposed amendment(s)
                                        adversely affect(s) the right of holders of Notes, Noteholders representing a majority in principal amount of the Notes outstanding; and

                                   (b)  to the extent the proposed amendment(s)
                                        adversely affect(s) the rights of
                                        holders of Ordinary Shares, Qualified
                                        Shareholders representing a majority of
                                        the Ordinary Shares acquired upon
                                        conversion of the Notes.

                              Amendments to the Notes and related documents will require the written consent of holders of a majority, in principal amount of the outstanding Notes, except with respect to:

                              (1) the timing, form or amount of principal or interest payments, which shall require the consent of each affected Noteholder; and

                              (2) any provision where applicable law otherwise requires, which shall require such legally required consent.


COOPERATION AND EXCLUSIVITY:  Unless terminated earlier by written agreement of the Investors and the Company, the Company will, and will cause its officers, directors, agents, representatives and advisors to, negotiate exclusively with the Investors with respect to a financing transaction or investment in the Company for the earlier of 90 days from the signing of this Term Sheet or upon written notification to the Company by the Investors of the Investors' decision to no longer proceed with the investment.

                              Notwithstanding the immediately preceding paragraph, if the Company receives an unsolicited bona fide offer or proposal with respect to a potential or proposed transaction involving the Company from another entity or group (a "Potential Competing Investor") that the Financing Committee of the Company's Board of Directors reasonably determines, after consultation with its independent financial advisor and legal counsel, is more favorable to the Company and to the holders of Ordinary Shares than the transactions contemplated by this Term Sheet (a "Superior Proposal"), the Company may engage in discussions and negotiations with such Potential Competing Investor, provided, however, that if the Company intends to do so (a "termination of exclusivity") pursuant to this paragraph:

                              (i) the Company shall deliver to the Investors, no less than two business days prior to termination of exclusivity, written notice of the Company's receipt of a Superior Proposal, of the material terms and conditions of the Superior Proposal and of the Company's intent to terminate exclusivity with the Investors (the "Non-Exclusivity Notice") (it being understood and agreed that the Company shall deliver to the Investors a copy of each and every unsolicited bona fide offer or proposal received by the Company with respect to a potential or proposed transaction involving the Company from a Potential Competing Investor, regardless of whether the Financing Committee considers such proposal to be superior and regardless of whether, upon receipt of such proposal, the Company or the Financing Committee intend to exercise any rights under this paragraph);

                              (ii) Termination of exclusivity pursuant to this
                                   section shall not be deemed to terminate or affect any other provision of this Term Sheet;

                              (iii)The Company shall, within twenty-four hours
                                   of any material changes or modifications in the material terms of any such Superior Proposal, notify the Investors in writing of such changes or modifications;

                              (iv) The Company shall deliver to the Investors
                                   three days' written notice prior to entering into any oral or written agreement pursuant to which the Company incurs any liability or obligation to a Potential Competing Investor; and

                              (v) The Company shall provide to the Investors a copy of any and all confidential information provided to such Potential Competing Investor, at the time that such information is provided to such Potential Competing Investor.

                              The Investors and their representatives will have full access to the Company's senior management team, books, operations, records and other materials so that the Investors can complete due diligence review.

ADVISORY FEES:                None.

FINANCING FEES:               None.

TRANSACTION FEE:              None.

OUT-OF-POCKET EXPENSES:       Whether or not the transaction contemplated by
                              this Term Sheet is consummated, the Company will reimburse each Investor within five business days of the Investor's request for all of such Investor's reasonable out-of-pocket expenses and fees, including the fees and expenses of attorneys, accountants and consultants employed in connection with the Investors' consideration, negotiation and consummation of the investment, including the Investor's due diligence on the Company and any documentation relating to the transactions contemplated by this Term Sheet.
                              Notwithstanding the foregoing, if the transaction contemplated by this Term Sheet is not consummated, the Company shall not be required to pay more than an aggregate of US$1 million in respect of the foregoing obligation.

                              The liability of the Company hereunder shall not extend to or include any liability or sum which would, but for this proviso, cause such liability to be unlawful or prohibited by section 39 of the Bermuda Companies Act 1981.

INDEMNITY:                    By the Company of the Investors from any legal
                              actions arising in connection with the Investment or the pursuit of an investment or otherwise in connection with this Term Sheet, or in connection with the breach of any representation of the Company as set forth above or in the documentation to be entered into pursuant to this Term Sheet;
                              provided, however, that:

                              (1) the liability of the Company hereunder shall not extend to or include any liability or sum which would, but for this proviso, cause such liability to be unlawful or prohibited by section 39 of the Bermuda Companies Act 1981; and

                              (2)  The Company shall be permitted to defer
                                   payment of any indemnification amount, other than indemnity-related fees and expenses (which shall be reimbursed by the Company on a current basis as provided below), until the earlier of (i) the expiration of the twelve
                                   (12)-month period following the closing date of the transactions contemplated by this Term Sheet (or if the transactions contemplated by this Term Sheet do not close within three months of the date hereof, the expiration of the eighteen (18)-month period following the date hereof) and (ii) the date on which the Company becomes subject to any bankruptcy, insolvency, liquidation or similar proceeding. Interest will accrue on all payment amounts deferred pursuant to this clause (2) at a rate of 10% per annum, which amount shall be payable along with the indemnification amount upon termination of the deferral period.

                              Notwithstanding anything to the contrary herein, to the extent permitted under clause (1) above, the Company shall reimburse an Investor for all indemnity-related fees and expenses (including but not limited to legal fees) within five business days of such Investor's request for reimbursement.


CONFIDENTIALITY:              From and after the date hereof, without the prior
                              written consent of the other parties, the Investors, the Company and their respective representatives agree not to disclose the existence of this Term Sheet or its contents to any other parties, nor to make any written or other public disclosures regarding this transaction, other than as required by law. Except as required by law, the Investors, the Company and their representatives will keep confidential any discussions between the Company and the Investors.

BINDING EFFECT AND            By executing this Term Sheet, the parties express
LIABILITY:                    their mutual interest in pursuing an investment
                              substantially along the lines described herein, and, solely with respect to the provisions described in the following sentence, make certain commitments to each other. The parties understand and acknowledge that, except for the obligations of the Investors and the Company in the sections entitled "Cooperation and Exclusivity,"
                              "Out-of-Pocket Expenses," "Indemnity,"
                              "Confidentiality," "Binding Effect and Liability,"
                              "Governing Law" and "Waiver and Release of Certain
                              Claims," all of which are intended to be legally binding once the parties have executed this Term
                              Sheet, this Term Sheet is not a legally binding agreement and that the failure to execute and deliver a definitive agreement will impose no liability on any of the Investors or the Company.

GOVERNING LAW:                This Term Sheet, the Investment Agreement and the
                              Notes will be governed by New York law, with exclusive jurisdiction for all disputes concerning this Term Sheet to be in the federal or state courts in the State of New York. The parties consent to the jurisdiction of the federal and state courts located in the State of New York.

WAIVER AND RELEASE OF         Each of the Company and each of the Investors
CERTAIN CLAIMS                affirmatively waives and releases any and all
                              claims, known or unknown at the time of execution of this Term Sheet, against each other party to this Term Sheet that relate in any way to the negotiation, execution or delivery of this Term
                              Sheet or the consummation of any transaction contemplated hereby.

Accepted and agreed as of February, __  2004,          Accepted and agreed as of February, __  2004,
on behalf of:                                          on behalf of:

MORGAN STANLEY & CO. INCORPORATED                      CFSC WAYLAND ADVISERS, INC.


By:   ____________________________                     By:   ____________________________
      Name:                                                  Name:
      Title:                                                 Title:




Accepted and agreed as of February, __  2004,          Accepted and agreed as of February, __  2004,
on behalf of:                                          on behalf of:

AHAB CAPITAL MANAGEMENT, INC.                          VARDE PARTNERS, INC.

                                                       By:   ____________________________
By:   ____________________________                           Name:
      Name:                                                  Title:
      Title:



Accepted and agreed as of February, __ 2004, on behalf of:

VIATEL HOLDING (BERMUDA) LIMITED


By:   __________________________
      Name:
      Title:


                         [Signature Page to Term Sheet]

                                     ANNEX A
                                CONVERSION PRICE

TOTAL EQUITY VALUE                        TRANCHE C.P.            CONVERSION PRICE
------------------                        ------------            ----------------
    100,000,000                               0.75                      0.75
    150,000,000                               1.45                      0.87
    200,000,000                               2.14                      1.10
    250,000,000                               2.84                      1.38
    300,000,000                               3.54                      1.68
    350,000,000                               4.24                      2.00
    400,000,000                               4.43                      2.29
    450,000,000                               4.63                      2.54
    500,000,000                               4.82                      2.76
    550,000,000                               5.02                      2.96
    600,000,000                               5.22                      3.14
    650,000,000                               5.41                      3.30
    700,000,000                               5.61                      3.46
    750,000,000                               5.80                      3.61
    800,000,000                               6.00                      3.75


"Total Equity Value" means the total equity value (to be defined in the final documentation) of the Company on a given date.

"Tranche" means a category of Total Equity Value. The Investment Agreement will include Tranches in increments of US$1,000,000 and corresponding Tranche C.P.s.

"Tranche C.P." means the conversion price to be applied to the corresponding category of Total EquityValue.

"Conversion Price" means the weighted average conversion price. The Conversion Price shall be the result of a fraction, (A) the numerator of which is the "SumProduct" of each Tranche times the Tranche C.P. of such Tranche, up to and including the Tranche that includes the Total Equity Value, divided by (B) the Total Equity Value. The "SumProduct" means the sum of each of such products. An example of the formula follows:

                   SumProduct (1) (Tranches; Conversion Price)
                   -------------------------------------------
                               Total Equity Value


(1) Sum Product = Multiply each Tranche by its respective Tranche C.P. and add the totals.

                                     ANNEX B
            GUIDELINES FOR VALUATION IN CONVERSION PRICE CALCULATION


     At any time that a Conversion Price must be determined, the Total Equity Value shall be determined as follows:

     The Board of Directors shall make a reasonable, good-faith determination of the Total Equity Value and shall submit such determination (the "Board Determination") for the approval of the Majority Noteholders.

     If the Majority Noteholders do not approve the Board Determination, then the Board of Directors, on the one hand, and the Majority Noteholders, on the other hand, shall promptly commence good-faith negotiations to arrive at a joint determination of the Total Equity Value.

     If the Board of Directors and the Majority Noteholders do not arrive at a joint determination of the Total Equity Value within ten days of delivery by the Board of Directors to the Noteholders or by the Noteholders to the Board of Directors, as applicable, of written notice of the occurrence of an event giving rise to conversion or exchange, then no later than the fifteenth day after delivery of the written notice referenced in this clause (c), the Board of Directors and the Majority Noteholders shall refer the matter to an independent valuation expert to be selected by mutual consent of the Board of Directors and the Majority Noteholders. The determination of such independent valuation expert shall be final and binding on all parties.

     If the circumstance giving rise to a right of conversion by Noteholders or exchange by the Company is a Liquidity Event of the nature set forth in clause (5) of the definition of "Liquidity Events," the Total Equity Value shall be determined with reference to the public offer price for the Ordinary Shares, unless the public offer price does not reasonably reflect the equity value of the Company.

     If a Trading Market exists, the Total Equity Value shall be determined with reference to the market value of the Ordinary Shares on the Trading Market, unless such market value does not reasonably reflect the equity value of the Company.

     Noteholders' affiliates who are members of the Board of Directors shall abstain from all Board deliberations and voting with respect to the Board's determination or negotiation of Total Equity Value.

                                     ANNEX C
                            FORM OF AMENDED BYE-LAWS

                                     ANNEX D
                 COMPANY OFFICERS SIGNING EMPLOYMENT AGREEMENTS



Lucy Woods

                                                                    Exhibit 99.2

[VIATEL LOGO]


                      Viatel announce proposed $60m funding

     Re-launch gathers pace as new brand, advertising campaign and services are rolled out

Viatel, the pan-European communications company, has signed a term sheet with four investors including Morgan Stanley & Co. Incorporated to raise up to $60m. Although the term sheet is non-binding, negotiations are now underway with Morgan Stanley, Ahab Capital Management, Inc., CFSC Wayland Advisers, Inc. and Varde Partners, Inc. to finalise the details of the proposed financing. It is anticipated that the transaction will be finalised in the second quarter of 2004.

The investment would take the form of senior secured convertible debt securities with 8% interest, payable in cash or in kind, and maturing in 2014. The conversion price is proposed to be contingent on the value of Viatel upon the occurrence of various specified liquidity events.

This announcement represents a significant step forward in the rebuilding of Viatel. Once closed, the deal will leave the company fully funded to deliver on its business plan. Viatel, a provider of communication services and operator of a pan-European network, is reengineering itself to serve mid sized firms in Europe*, a market estimated to grow by 21% to Pound Sterling 23.5 billion by June 2005.**. Viatel will continue to serve carriers and internet service providers with wholesale services.

Lucy Woods, CEO of Viatel and a leading figure in the European telecoms industry said, "The term sheet signed today is a substantial vote of confidence in our business plan, our people and the opportunity we have before us."

"It will strengthen our ability to deliver a fresh approach to European businesses, providing them with the responsive data and internet services they deserve."

Michael Petrick, Managing Director at Morgan Stanley said, "This financing demonstrates our faith in Viatel and its management team and enables the company to pursue the significant opportunities that exist in the European Telecom market."

The announcement coincides with the launch of Viatel's new brand, and a marketing campaign designed to demonstrate Viatel's resolve to serve the untapped potential of the European mid sized business market. This campaign is deliberately fresh and bold, with a sense of humour that articulates Viatel's difference in the overcrowded and under served European business marketplace.

Leslie Goodman, Chairman of Viatel said, "We have worked very hard over the past year to restructure Viatel to meet the changed needs of today's market; this announcement is a demonstration of the progress we've made."

Viatel operates across six European markets, including the UK, France and Germany. It has more than 10,000 business customers, serving them with a full suite of communications services including broadband, Virtual Private Networks, Managed Firewall, Managed Hosting and Co-location.

*    Companies between 100 and 1,000 employees

**   Analysys - European Fixed Telecoms - June 2003

ABOUT VIATEL

Viatel is a pan-European data and internet services company delivering services in communications to European businesses, regardless of size.

Operating across the UK, France, Germany, Belgium, The Netherlands and Switzerland, Viatel is a communications service provider operating a pan-European network. Headed by Lucy Woods, formerly of WorldCom EMEA and BT, the company employs 180 people throughout Western Europe to provide services including IP-VPNs, managed hosting and managed connectivity.

For further information on Viatel, please visit www.viatel.com


FOR FURTHER INFORMATION PLEASE CALL:

Chris Jones, Neil Daugherty and James Ralph on +44 (0)207 7340 0430

Forward Looking Statements
This document contains "forward-looking statements" as the term is defined in
Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning plans and objectives for future operations, events or performance and underlying assumptions and other statements which are other than statements of historical fact. Any such forward-looking statements are not guarantees of future performance. Various known or unknown factors could in the future cause actual outcomes to differ materially from those anticipated in any such forward-looking statements. Such factors include, among other things, our ability to conclude final terms as to any financing, our ability to maintain a viable cash and balance sheet position, our ability to maintain, operate and develop our network, and other unforeseen financial, legal, operational or technical issues. Any such forward-looking statements speak only as of the date they are made. We undertake no obligation to update any such forward-looking statement in light of new information or future events.

NO ASSURANCES CAN BE GIVEN THAT THIS OR ANY OTHER FINANCING TRANSACTION WILL BE CONSUMMATED.

A FULL COPY OF THE TERM SHEET HAS BEEN FILED ON FORM 6-K WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.